

August 9, 2010

Douglas C. MacLellan
President and Chief Executive Officer
Radient Pharmaceuticals Corporation
2492 Walnut Avenue, Suite 100
Tustin, CA 92780-7039

> Re: **Radient Pharmaceuticals Corporation**
> **Amendment No. 3 to Schedule 14A Filed July 29, 2010**
> **Form 10-K/A Filed May 3, 2010**
> **File No. 001-16695**

Dear Mr. MacLellan:

We have reviewed your response letter filed August 4, 2010 and the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K/A Filed May 3, 2010
Note 2 Organization and Summary of Significant Accounting Policies
Deconsolidation, page 52

1. We have reviewed your response to our prior comment two and have the following comments:
    *   With respect to the first bullet, you state a "thorough analysis was performed on fiscal years ended December 31, 2006, 2007 and 2008". It is our understanding that you ultimately did not factor these periods into your discounted cash flows analysis. Please tell us if this is correct and if so, clarify why these periods were not utilized. If this is not correct, please clarify how the historical operations or the resulting assumptions are utilized in your discounted cash flows analysis.
    *   With respect to your response to the second bullet, your response contradicts your July 13, 2010 response letter where you states "Operating results for the year

ended September 30, 2009 and Budget results for the fiscal years ended December 31, 2009 and 2010 provided the basis for our estimate of future cashflows." Please advise.

- With respect to part (iii) of the third bullet, please clarify for us and in your disclosure the date the manufacturing line was placed back into service. Further, please tell us how the extended loss of the manufacturing line was factored into the projected sales in 2010 of $25 million.
- With respect to the fourth bullet, it is unclear how the company determined that certain companies were considered to be comparable, given their size, market capitalization and stage of development. Please provide further support for how you concluded that these companies are similar, or revise your analysis accordingly. Further, please revise your disclosure which indicates that the companies utilized were similar in size to JPI.
- With respect to the sixth bullet, please revise your proposed disclosure to include the assumptions used for cost of debt, cost of equity, and the market-based valuation multiple. Lastly, please tell us and clarify in your proposed disclosure why and whether you had information at the valuation that caused you to believe that the human placenta extract products would have an early 2011 launch date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Tabatha Akins at (202) 551-3658 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Rachel Schmierer
       Leser, Hunter, Taubman & Taubman
       17 State Street, Suite 1610
       New York, New York 10004